UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

              Information Statement Pursuant to Rules 13d-1 and 13d-2
                     Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*



                            GENOME THERAPEUTICS CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   372430108
                          ---------------------------
                                (CUSIP Number)


                                 June 4, 2003
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]	Rule 13d-1 (b)

	[x]	Rule 13d-1 (c)

	[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  372430108

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1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Smithfield Fiduciary LLC - not applicable


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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

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3.  SEC USE ONLY



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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


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                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER

BENEFICIALLY        795,392 shares of Common Stock

OWNED BY Warrants to purchase shares of Common Stock (exercisable for 389,317 shares of Common Stock) /1/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 4.54% as of the date of this Statement. (Based on 25,684,323 shares of Common Stock issued and outstanding as of June 4, 2003 plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)


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12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


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/1/ See Footnote 1 in Item 4.


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CUSIP NO.  372430108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge International LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


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                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER

BENEFICIALLY        795,392 shares of Common Stock

OWNED BY Warrants to purchase shares of Common Stock (exercisable for 389,317 shares of Common Stock) /1/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 4.54% as of the date of this Statement. (Based on 25,684,323 shares of Common Stock issued and outstanding as of June 4, 2003 plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ See Footnote 1 in Item 4.


--------------------------------------------------------------------------
CUSIP NO.  372430108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Corporation - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------



                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER

BENEFICIALLY        795,392 shares of Common Stock

OWNED BY Warrants to purchase shares of Common Stock (exercisable for 389,317 shares of Common Stock) /1/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 4.54% as of the date of this Statement. (Based on 25,684,323 shares of Common Stock issued and outstanding as of June 4, 2003 plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ See Footnote 1 in Item 4.


--------------------------------------------------------------------------
CUSIP NO.  372430108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Management, LLC - 13-3993048


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

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3.  SEC USE ONLY



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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


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                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER

BENEFICIALLY        795,392 shares of Common Stock

OWNED BY Warrants to purchase shares of Common Stock (exercisable for 389,317 shares of Common Stock) /1/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 4.54% as of the date of this Statement. (Based on 25,684,323 shares of Common Stock issued and outstanding as of June 4, 2003 plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ See Footnote 1 in Item 4.









Item 1.

(a)  Name of Issuer

	Genome Therapeutics Corp.

(b)  Address of Issuer's Principal Executive Offices:

	100 Beaver Street
	Waltham, Massachusetts  02453

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


	Smithfield Fiduciary LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge International LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Corporation
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York  10019
	Citizenship: State of Delaware


(d)  Title of Class of Securities
	Common Stock, par value $.10 per share

(e)  CUSIP Number	372430108


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

        795,392 shares of Common Stock

        Warrants to purchase shares of Common Stock (exercisable for 389,317 shares of Common Stock) /1/

(b)  Percent of Class

        Approximately 4.54% as of the date of this Statement. (Based on 25,684,323 shares of Common Stock issued and outstanding as of June 4, 2003 plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in item (a) above.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.


/1/ On June 4, 2003, the Issuer entered into an Amendment, Redemption and Exchange Agreement dated as of June 4, 2003 (the "Agreement") with Smithfield Fiduciary LLC ("Smithfield"). The Agreement provided for (a) the redemption in cash of $8,000,000 principal amount of the 6% Convertible Notes due December 31, 2004 of the Issuer (the "Convertible Notes") (plus accrued and unpaid interest thereon) held by Smithfield, (b) the conversion of the remaining $4,000,000 principal amount of the Convertible Notes (plus accrued and unpaid interest thereon) held by Smithfield into 1,596,947 shares of Common Stock at an amended conversion price of $2.5686 and (c) the issuance to Smithfield of warrants to purchase up to 389,317 shares of Common Stock (the "Exchange Warrants") in exchange for warrants to purchase up to 390,000 shares of Common Stock previously held by Smithfield.

Reference is made to the Agreement and the form of Exchange Warrants attached as Exhibits 4.1 and 4.3, respectively, to the Issuer's Current Report on Form 8-K filed on June 5, 2003, which are incorporated herein by reference, and the description herein is qualified in its entirety by the Agreement and form of Exchange Warrants.

The securities reported herein include securities that the Reporting Persons may acquire in the future through the exercise of the Exchange Warrants at any time and from time to time prior to and including June 4, 2008. The exercise price of the Exchange Warrants is $3.71 (subject to adjustment to prevent dilution).

Pursuant to the terms of the Exchange Warrants, the Reporting Persons cannot be "beneficial owners" of more than 4.99% of the Common Stock within the meaning of Rule 13d-1 of the Act upon exercise of the Exchange Warrants.



Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		Inapplicable

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 10th day of June, 2003



Smithfield Fiduciary LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director






                        Exhibit Index
                        -------------

              Exhibit                  Description
              -------                  -----------

                 1               Joint Filing Agreement


                 2 Amendment, Redemption and Exchange Agreement by and between Genome Therapeutics Corp.
                                 and Smithfield Fiduciary LLC dated as of June 4, 2003 (incorporated by reference to
                                 Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on June 5, 2003).


                 3 Form of Exchange Warrants issued to Smithfield Fiduciary LLC (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed on June 5,
                                 2003).